Filed pursuant to Rule 424(b)(3)

File No. 333-214881

UNITED STATES 3X SHORT OIL FUND

Supplement 2 dated November 15, 2017

to

Prospectus dated July 19, 2017

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of United States 3x Short Oil Fund (the “Fund”) dated July 19, 2017, as amended by Supplement 1 dated September 5, 2017 to the Prospectus dated July 19, 2017 (the “Prospectus”). Please read it and keep it with your Prospectus for future reference.

The purpose of this supplement is to reflect the reduction in the Management Fee payable by the Fund and an expense waiver applicable to certain expenses payable by the Fund, in each case effective as of the date hereof. All terms unless otherwise defined below, shall have the meaning ascribed to the terms in the Prospectus.

1.	The cover page of the Prospectus is amended by inserting the following after the last sentence of the second paragraph:

The amount for this breakeven analysis takes into account a brokerage fee waiver, which USCF may terminate at any time in its discretion. Please see pages 58-59 for more information.

2.	The sixth paragraph on the cover page of the Prospectus starting with “The fund pays its sponsor...”, is amended by deleting the last sentence and replacing it with the following:

In order for a hypothetical investment in shares to breakeven over the next 12 months, assuming a selling price of $25.00 the investment would have to generate 0.11% return or $0.03.

3.	The section entitled “The Fund’s Fees and Expenses”, which is on page 5 of the Prospectus, is deleted in its entirety and replaced with the following:

The Fund’s Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You should note that you may pay brokerage fees on purchases and sales of the Fund’s shares, which are not reflected in the table. Authorized Participants will pay applicable creation and redemption fees. See “Creation and Redemption of Shares-Creation and Redemption Transaction Fee,” page 84.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Fees and Expenses
Management Fee(1)	0.95%
Brokerage Fees(2)	0.54%
Expense Waiver(3)	(0.49)%
Total Annual Fund Operating Expenses(4)	1.00%

(1)	The Fund is contractually obligated to pay USCF a management fee based on daily net assets and paid monthly of 0.95% per annum on average net assets. Average daily net assets are calculated daily by taking the average of the total net assets of the Fund over the calendar year, i.e., the sum of daily total net assets divided by the number of calendar days in the year. On days when markets are closed, the total net assets are the total net assets from the last day when the market was open.

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(2)	The Fund determined this estimate as follows based on the Fund having two blocks of 50,000 shares (“Creation Baskets”) sold and 100,000 shares outstanding. Assuming the price of a share is $25.00, the Fund would receive $2,500,000 upon the sale of a Creation Basket (100,000 shares multiplied by $25.00). Assuming no change in the settlement price of the contracts, the Fund would be required to sell and purchase positions in 150 futures contracts each month to support shares sold in the Creation Basket ($2,500,000 divided by the total value of the futures contracts at an assumed settlement price for the futures contract of $50,000, multiplied by 3 for the leverage). Assuming futures commission merchants charge approximately $3.22 per futures contract for each buy or sale, the monthly futures commission merchant commission charge per contract would be approximately $6.44 (except on the first month in which it would be approximately $3.22 because there is no roll), and the annual futures commission merchant commission charge per contract would be approximately $74.06. Assuming no change in the settlement price of the contracts, the Fund would sell and buy 150 futures contracts each month to support a Creation Basket, which means that the Fund’s annual commission charge per two Creation Baskets without rebalancing would be approximately $11,109 (150 contracts bought and sold * approximately $6.44 per month * 11.5 months). The estimated daily rebalancing cost of 2% of holdings is $2,434 (2% * 150 contracts * 252, the number of NYSE trading days * $3.22). The Fund’s annual commission charge per two Creation Baskets with rebalancing is $13,543 (the annual commission charge plus the rebalancing cost). As a percentage of the total investment of $2,500,000 to support the issuance of two Creation Baskets, the Fund’s annual commission expense would be approximately 0.54% ($13,543 divided by $2,500,000 per annum).

(3)	USCF has voluntarily agreed to pay certain brokerage and registration fees typically borne by the Fund, to the extent that such fees exceed 0.05% of the Fund’s NAV, on an annualized basis. USCF can terminate this agreement at any time in its sole discretion. If this agreement were terminated, the Annual Fund Operating Expenses could increase, which would negatively impact your total return from an investment in the Fund.

(4)	Without the Expense Waiver the Total Annual Fund Operating Expenses would be 1.49%.

4.	The section entitled “The Fund’s Fees and Expenses”, which is on page 58 of the Prospectus, is deleted in its entirety and replaced with the following:

The Fund’s Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You should note that you may pay brokerage fees on purchases and sales of the Fund’s shares, which are not reflected in the table. Authorized Participants will pay applicable creation and redemption fees. See “Creation and Redemption of Shares-Creation and Redemption Transaction Fee,” page 84.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Fees and Expenses
Management Fee(1)	0.95%
Brokerage Fees(2)	0.54%
Expense Waiver(3)	(0.49)%
Total Annual Fund Operating Expenses(4)	1.00%

(1)	The Fund is contractually obligated to pay USCF a management fee based on daily net assets and paid monthly of 0.95% per annum on average net assets. Average daily net assets are calculated daily by taking the average of the total net assets of the Fund over the calendar year, i.e., the sum of daily total net assets divided by the number of calendar days in the year. On days when markets are closed, the total net assets are the total net assets from the last day when the market was open.

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(2)	The Fund determined this estimate as follows based on the Fund having two blocks of 50,000 shares (“Creation Baskets”) sold and 100,000 shares outstanding. Assuming the price of a share is $25.00, the Fund would receive $2,500,000 upon the sale of a Creation Basket (100,000 shares multiplied by $25.00). Assuming no change in the settlement price of the contracts, the Fund would be required to sell and purchase positions in 150 futures contracts each month to support shares sold in the Creation Basket ($2,500,000 divided by the total value of the futures contracts at an assumed settlement price for the futures contract of $50,000, multiplied by 3 for the leverage). Assuming futures commission merchants charge approximately $3.22 per futures contract for each buy or sale, the monthly futures commission merchant commission charge per contract would be approximately $6.44 (except on the first month in which it would be approximately $3.22 because there is no roll), and the annual futures commission merchant commission charge per contract would be approximately $74.06. Assuming no change in the settlement price of the contracts, the Fund would sell and buy 150 futures contracts each month to support a Creation Basket, which means that the Fund’s annual commission charge per two Creation Baskets without rebalancing would be approximately $11,109 (150 contracts bought and sold * approximately $6.44 per month * 11.5 months). The estimated daily rebalancing cost of 2% of holdings is $2,434 (2% * 150 contracts * 252, the number of NYSE trading days * $3.22). The Fund’s annual commission charge per two Creation Baskets with rebalancing is $13,543 (the annual commission charge plus the rebalancing cost). As a percentage of the total investment of $2,500,000 to support the issuance of two Creation Baskets, the Fund’s annual commission expense would be approximately 0.54% ($13,543 divided by $2,500,000 per annum).

(3)	USCF has voluntarily agreed to pay certain brokerage and registration fees typically borne by the Fund, to the extent that such fees exceed 0.05% of the Fund’s NAV, on an annualized basis. USCF can terminate this agreement at any time in its sole discretion. If this agreement were terminated, the Annual Fund Operating Expenses could increase, which would negatively impact your total return from an investment in the Fund.

(4)	Without the Expense Waiver the Total Annual Fund Operating Expenses would be 1.49%.

5.	The section entitled “Breakeven Analysis”, which starts on page 58 of the Prospectus, is deleted in its entirety and replaced with the following:

Breakeven Analysis

The breakeven analysis below indicates the approximate dollar returns and percentage required for the redemption value of a hypothetical investment in a single share of the Fund to equal the amount invested twelve months after the investment was made. For purposes of this breakeven analysis, an initial selling price per share of $25.00 is assumed. In order for a hypothetical investment in shares to break even over the next 12 months, assuming a selling price of $25.00 per share, the investment would have to generate a 0.11% or $0.03 return. This breakeven analysis refers to the redemption of baskets by Authorized Participants and is not related to any gains an individual investor would have to achieve in order to break even. The breakeven analysis is an approximation only.

Assumed initial selling price per share	$25.00
Management Fee (0.95%)(1)	$0.24
Creation Basket Fee (-0.04%)(2)	$(0.01)
Estimated Brokerage Fee (0.54%)(3)	$0.14
Interest Income (-0.89%)(4)	$(0.22)
Registration Fee (0.00%)(5)	$0.00
Amount of trading income (loss) required for the redemption value at the end of one year to equal the initial selling price of the share	$0.14
Percentage of initial selling price per share	0.56%
Brokerage Fees Expense Waiver (-0.49%)(6)	$(0.12)
Creation Basket Fee Waiver (0.04%)(2)	$0.01
Amount of trading income (loss) required for the redemption value at the end of one year to equal the initial selling price of the share	$0.03
Percentage of initial selling price per share	0.11%

(1)	The Fund is contractually obligated to pay USCF a management fee based on daily net assets and paid monthly of 0.95% per annum on average net assets.

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(2)	Authorized Purchasers are required to pay a Creation or Redemption Basket fee of $0.04% for each order they place to create or redeem one or more baskets. An order must be at least one basket, which is 50,000 shares. This breakeven analysis assumes a hypothetical investment in a single share so the Creation Basket fee is $.01 (0.04% * $25), but also reflects that USCF currently is waiving this transaction fee for all of the Fund’s Authorized Purchasers until further notice. This waiver of the transaction fee for all Authorized Purchasers may be discontinued by USCF upon prior notice to all of the Fund’s Authorized Purchasers. The transaction fee may be waived, reduced, increased or otherwise changed by USCF.

(3)	For more information on the Brokerage Fee, see “The Fund’s Fees and Expenses.”

(4)	The Fund will earn interest on funds it will deposit with the futures commission merchant and the custodian and it estimates that the interest rate will be 0.89% based on the current interest rate on three-month Treasury Bills as of May 16, 2017. The actual rate may vary.

(5)	The Fund is not responsible for the SEC registration fees and related expenses in connection with its initial registration of shares. Payment of SEC registration fees and expenses for subsequent offerings of shares will be paid by the Fund.

(6)	USCF has voluntarily agreed to pay certain brokerage and registration fees typically borne by the Fund, to the extent that such fees exceed 0.05% of the Fund’s NAV, on an annualized basis. USCF can terminate this agreement at any time in its sole discretion. If this agreement were terminated, the Annual Fund Operating Expenses could increase, which would negatively impact your total return from an investment in the Fund.

6.	The section entitled “Creation and Redemption of Shares”, which is on page 81 of the Prospectus, is amended by deleting the seventh sentence in the second paragraph and replacing it with the following:

The transaction fee may be waived, reduced, increased or otherwise changed by USCF.

7.	The section entitled “Creation and Redemption Transaction Fee” under the “Creation and Redemption of Shares” section, which is on page 84 of the Prospectus, is amended by deleting the second sentence and replacing it with the following:

The transaction fee may be waived, reduced, increased or otherwise changed by USCF.

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